EXHIBIT 99.3

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013 and 2012
(Expressed in thousands of US dollars, unless otherwise stated)

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Silvercorp Metals Inc.

We have audited the accompanying consolidated financial statements of Silvercorp Metals Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheet as at March 31, 2013, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information. The consolidated financial statements of the Company for the year ended March 31, 2012, before the effects of the adjustments to retrospectively apply the change in accounting policy discussed in Note 2(v) to the consolidated financial statements, were audited by other auditors whose report, dated May 16, 2012, expressed an unqualified opinion on those statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silvercorp Metals Inc. and its subsidiaries as at March 31, 2013, and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We have also audited the adjustments to the 2012 consolidated financial statements to retrospectively apply the change in accounting for the adoption of IFRS 9, Financial Instruments, in 2013, as discussed in Note 2(v) to the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2012 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2012 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 21, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
May 21, 2013
Vancouver, Canada

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Silvercorp Metals Inc.

We have audited the internal control over financial reporting of Silvercorp Metals Inc. and subsidiaries (the “Company”) as of March 31, 2013, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended March 31, 2013 of the Company and our report dated May 21, 2013 expressed an unqualified opinion on those consolidated financial statements.

Independent Registered Chartered Accountants
May 21, 2013
Vancouver, Canada

INDEPENDENT AUDITORS’ REPORT
OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Silvercorp Metals Inc.

We have audited the accompanying consolidated financial statements of Silvercorp Metals Inc., which comprise the consolidated balance sheet as at March 31, 2012, and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silvercorp Metals Inc. as at March 31, 2012 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Vancouver, Canada,

May 16, 2012	Chartered Accountants

SILVERCORP METALS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Notes	March 31, 2013	March 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	26	$72,283	$109,960
Short-term investments	4	45,623	44,551
Accounts receivable	5	1,442	12,904
Inventories	6	7,522	7,006
Due from related parties	16	123	679
Prepaids and deposits		5,118	5,210
		132,111	180,310

Non-current Assets
Long term prepaids and deposits		1,877	6,015
Investment in an associate	7	6,523	15,872
Other investments	8	15,516	45,757
Plant and equipment	9	103,517	68,788
Mineral rights and properties	10	316,678	258,521
TOTAL ASSETS		$576,222	$575,263

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$29,285	$23,590
Deposits received		11,497	7,268
Dividends payable		4,204	4,271
Income tax payable		1,349	5,082
Due to related parties	16	1,207	-
		47,542	40,211

Non-current Liabilities
Deferred income tax liabilities	21(b)	24,603	19,820
Environmental rehabilitation	11	5,974	4,400
Total Liabilities		78,119	64,431

Equity
Share capital		233,082	232,678
Share option reserve		8,314	5,552
Reserves	13	24,717	24,717
Accumulated other comprehensive (loss) income	14	(1,495)	25,285
Retained earnings		155,817	145,580
Total equity attributable to the equity holders of the Company		420,435	433,812

Non-controlling interests	15	77,668	77,020
Total Equity		498,103	510,832

TOTAL LIABILITIES AND EQUITY		$576,222	$575,263
Commitments and contingencies	25

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

		Years Ended March 31,
	Notes	2013	2012

Sales		$181,622	$237,962
Cost of sales	17	73,089	61,149
Gross profit		108,533	176,813

General and administrative	18	25,734	27,124
General exploration and property investigation		3,909	3,699
Other taxes	19	2,985	4,394
Foreign exchange gain		(1,382)	(406)
Loss on disposal of plant and equipment	9	149	268
Gain on disposal of mineral rights and properties	10, 27	(644)	-
Share of loss in associate	7	197	182
Impairment on associate	7	9,640	-
Loss on investments	8	1,651	567
Other income		(535)	(2,457)
Income from operations		66,829	143,442

Finance income	20	4,507	3,528
Finance costs	20	(92)	(94)
Income before income taxes		71,244	146,876

Income tax expense	21	29,201	45,648
Net income		$42,043	$101,228

Attributable to:
Equity holders of the Company		$27,211	$73,838
Non-controlling interests	15	14,832	27,390
		$42,043	$101,228

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	12(e)	$0.16	$0.43
Diluted earnings per share	12(e)	$0.16	$0.43
Weighted Average Number of Shares Outstanding - Basic		170,733,504	172,487,486
Weighted Average Number of Shares Outstanding - Diluted		171,059,482	173,214,711

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Years Ended March 31,
	2013	2012

Net income	$42,043	$101,228
Other comprehensive (loss) income, net of taxes:
Unrealized loss on equity investments designated as FVTOCI, net of tax of $nil	(28,555)	(599)
Currency translation adjustment, net of tax of $nil	2,666	9,288
Other comprehensive (loss) income, net of taxes	(25,889)	8,689
Total comprehensive income, net of taxes	$16,154	$109,917

Attributable to:
Equity holders of the Company	$431	$79,761
Non-controlling interests	15,723	$30,156
	$16,154	$109,917

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

		Years Ended March 31,
	Notes	2013	2012
Cash provided by
Operating activities
Net income		$42,043	$101,228
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation		92	94
Depreciation, amortization and depletion		14,588	13,704
Share of loss in associate		197	182
Impairment on associate		9,640	-
Write down of inventories		348	-
Income tax expense		29,201	45,648
Loss on investments		1,651	567
Loss on disposal of plant and equipment		149	268
Gain on disposal of mineral rights and properties		(644)	-
Share-based compensation		2,893	3,094
Income tax paid		(28,237)	(37,644)
Changes in non-cash operating working capital	26	13,877	(13,863)
Net cash provided by operating activities		85,798	113,278

Investing activities
Mineral rights and properties
Capital expenditures		(56,057)	(43,426)
Proceeds on disposals		1,750	-
Plant and equipment
Additions		(33,531)	(23,385)
Proceeds on disposals		80	113
Other investments
Acquisition		(595)	(1,964)
Reclamation expenditures		-	(47)
Net redemptions (purchases) of short-term investments		(1,184)	15,993
Acquisition of Zhongxing/Chuanxin (net of cash acquired, $20)		-	(12,005)
Acquisition of SX Gold (net of cash acquired, $554)		-	(22,320)
Changes in long term prepaids and deposits		(1,610)	(3,847)
Net cash used in investing activities		(91,147)	(90,888)

Financing activities
Related parties
Payments made		(973)	(4,673)
Repayments received		1,561	598
Non-controlling interests
Contribution	15	-	5,519
Distribution	15	(15,248)	(13,804)
Cash dividends distributed		(17,111)	(14,891)
Proceeds from issuance of common shares		273	1,304
Common shares repurchased as part of normal course issuer bid		-	(35,380)
Net cash used in financing activities		(31,498)	(61,327)
Effect of exchange rate changes on cash and cash equivalents		(830)	1,673
Decrease in cash and cash equivalents		(37,677)	(37,264)
Cash and cash equivalents, beginning of the year		109,960	147,224
Cash and cash equivalents, end of the year		$72,283	$109,960
Supplementary cash flow information	26

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive income (loss)	earnings	Total equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Balance, April 1, 2011		174,925,709	$266,081	$3,131	$24,717	$19,362	$87,326	$400,617	$53,060	$453,677
Options exercised		224,277	1,977	(673)	-	-	-	1,304	-	1,304
Share-based compensation		-	-	3,094	-	-	-	3,094	-	3,094
Common shares repurchased as part of normal course issuer bid		(4,468,012)	(35,275)	-	-	-	-	(35,275)	-	(35,275)
Transaction costs		-	(105)	-	-	-	-	(105)	-	(105)
Cash dividends		-	-	-	-	-	(15,584)	(15,584)	-	(15,584)
Acquisition of ZX/CX		-	-	-	-	-	-	-	1,336	1,336
Acquisition of SX Gold		-	-	-	-	-	-	-	753	753
Contribution from non-controlling interests		-	-	-	-	-	-	-	5,519	5,519
Distribution to non-controlling interests		-	-	-	-	-	-	-	(13,804)	(13,804)
Comprehensive income		-	-	-	-	5,923	73,838	79,761	30,156	109,917
Balance, March 31, 2012		170,681,974	$232,678	$5,552	$24,717	$25,285	$145,580	$433,812	$77,020	$510,832
Options exercised		99,084	404	(131)	-	-	-	273	-	273
Share-based compensation		-	-	2,893	-	-	-	2,893	-	2,893
Cash dividends	12(c)	-	-	-	-	-	(16,974)	(16,974)	-	(16,974)
Distribution to non-controlling interests	15	-	-	-	-	-	-	-	(15,248)	(15,248)
Disposition of non-controlling interests upon sale of a subsidiary	15	-	-	-	-	-	-	-	173	173
Comprehensive income (loss)		-	-	-	-	(26,780)	27,211	431	15,723	16,154
Balance, March 31, 2013		170,781,058	$233,082	$8,314	$24,717	$(1,495)	$155,817	$420,435	$77,668	$498,103

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines are in China, with current exploration and development projects in China and Canada.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol of “SVM”.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The policies applied in these consolidated financial statements are based on IFRS in effect as of March 31, 2013.

These consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on May 21, 2013.

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are fully consolidated from the date on which the Company obtains control. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	March 31,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2013	2012	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	N/A
0875786 B.C. LTD.	Mining	Canada	100%	100%	Silvertip
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP
Zhongxing Mining Co., Ltd. ("ZX")	Mining	China	69.75%	69.75%	XBG
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.50%	77.50%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

(c) Investments in Associates

An associate is an entity over which the Company has significant influence, and is not a subsidiary or joint venture. Significant influence is presumed to exist when the Company has power to be actively involved and influential in financial and operating policy decisions of the associate.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company’s share of comprehensive income or losses of associates are recognized in comprehensive income during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period it occurs.

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	March 31,	March 31,
Name of associate	Principal activity	incorporation	2013	2012
New Pacific Metals Corp. ("NUX")	Mining	Canada	16.1%	14.8%

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts hold by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(e) Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in U.S. dollars (“USD”). The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

-	assets and liabilities are translated using exchange rates prevailing at the balance sheet date;
-	income and expenses are translated using average exchange rates prevailing during the period; and
-	all resulting exchange gains and losses are included in other comprehensive income.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the statement of income as part of the gain or loss on sale.

(f) Revenue Recognition

Sales of all metals products, which are contained in direct smelting ore or concentrates, are recognized as revenue. Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions for revenue are satisfied when the title passes to the customer. The passing of title to the customer is based on the terms of the sales contract, which is generally upon shipment of the products. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets. Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotation period, typically ranging from ten to fifteen days around shipment date.

(g) Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(h) Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and commercial paper with original terms of three months or more, but less than one year.

(i) Inventories

Inventories include metals contained in concentrates, direct smelting ore, stockpile ore and operating materials and supplies. The classification of metals inventory is determined by the stage at which the ore is in the production process. Mined materials that do not contain a minimum quantity of metal needed to compensate the estimated processing expenses for recovery of the contained metal, are not classified as inventory and are assigned no value.

Direct smelting ore and stockpiled ore are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, depletion and depreciation, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(j) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Building	20 years
Office equipment and furniture	5 years
Machinery and equipment	5-10 years
Motor vehicle	5 years
Land use right	50 years
Leasehold improvement	5 years

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are not depreciated until they are completed and available for use.

(k) Mineral Rights and Properties

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

The Company determines that a property is in the development stage when it has completed a positive economic analysis of the mineral deposit. Subsequent development costs incurred prior to the commercial production stage are capitalized and included in the carrying amount of the related property in the period incurred. Proceeds from sales during this period, if any, are offset against costs capitalized.

When a property has achieved operational results that are expected to remain at a sustainable operational level over a period of time, it enters the commercial production stage. Quantitative and qualitative factors indicating the achievement of commercial production stage including but not limited to the following:

-	A significant portion of planned capacity, production levels, grades and recovery rate are achieved at a sustainable level;

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

-	completion of major mine and plant components;
-	significant milestones such as obtaining necessary permits and production inputs are achieved to allow continuous and sustainable operations; and
-	management’s intended operating results are being achieved consistently for a period of time.

Production costs incurred during commercial production stage are no longer capitalized and are included in property operating costs. Development costs incurred during commercial production stage that provides access to reserve and resources that will be produced in future periods that would not have otherwise been accessible are capitalized.

Upon commencement of commercial production, mineral rights and properties and capitalized expenditures are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources.

(l) Impairment of Long-lived Assets

Long-lived assets, including mineral rights and properties, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”), which is the lowest level for which identifiable cash inflows are largely independent of the cash inflows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral rights and properties and processing facilities, the recoverable amount is estimated as the discounted future net cash flows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

For exploration and evaluation assets, indication of impairment includes but is not limited to expiration of the right to explore, substantive expenditures in the specific area is neither budgeted nor planned, and exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources.

Impairment losses are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(m) Environmental Rehabilitation Provision

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

recognized at the time when environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements.

Closure and decommissioning provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Mineral Rights and Properties and depleted accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost.

Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved. The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate.

The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

(n) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which they are incurred.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(o) Share-based Payments

The Company recognizes share-based compensation expense for all stock options awarded to employees, officers, directors, and consultants using the fair value method. The fair value of the stock options at the date of grant is expensed over the vesting periods of the stock options with a corresponding increase to equity. The fair value of options granted to employees, officers, and directors is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Forfeitures are accounted for using estimates based on historical actual forfeiture data. Share-based compensation expenses for options granted to those working in exploration are capitalized in mineral rights and properties.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(p) Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

-
where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

-
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(q)Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the options and warrants, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, and repurchased from proceeds, is included in the calculation of diluted earnings per share.

(r) Financial Instruments

Initial recognition:
On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), of which transaction costs are expensed as incurred.

Subsequent measurement of financial assets:
Subsequent measurement of financial assets depends on the classification of such assets.

I.	Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i.	The objective of the business model is to hold the financial asset for the collection of the cash flows; and
ii.	All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.
Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company's right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:
The Company assesses at the end of each reporting period whether there is objective evidence that financial assets or group of financial assets measured at amortized cost are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in profit or loss in the period they are incurred.

Subsequent measurement of financial liabilities:
Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

-	Financial assets classified as FVTPL: cash and cash equivalents and other investments - warrants;
-	Financial assets classified as FVTOCI: other investments - common shares;
-	Financial assets classified as amortized cost: short-term investments, accounts receivable and due from related parties;
-	Financial liabilities classified as amortized cost: accounts payable and accrued liabilities and dividends payable.

Derecognition of financial assets and financial liabilities:
A financial asset is derecognized when:

-	The rights to receive cash flows from the asset have expired; or
-
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss, although the cumulative gain or loss may be transferred within equity.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments:
Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(s) Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures and other government grants received for project constructions and developments reduce the carrying amount of the related mineral rights and properties or plant and equipment assets. The depletion or depreciation of the related mineral rights and properties or plant and equipment assets is calculated based on the net amount.

Government subsidies as compensation for expenses already incurred are recognized in profit and loss during the period in which it becomes receivable or is received.

(t) Assets held for sale

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for sale when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

(u) Significant Judgments & Estimation Uncertainties

Many amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated balance sheet.

Areas of significant judgments include:

-	Capitalization of expenditures with resexplorapect to tion, evaluation and development costs to be included in mineral rights and properties
-	Anticipated reinvestment of undistributed earnings of foreign subsidiaries, therefore no

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

withholding taxes was accrued.
-	Accounting and impairment assessment for equity investments and investment in associates.
-	Determination of functional currency for each subsidiary.
-	Determination of the components of each CGU.
-	Commencement of commercial production.

Areas of significant estimates include:

Ore reserve and mineral resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

-	Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;
-	Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and
-	Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

-	The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;
-	Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and
-
The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

Impairment of assets
Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(v) Change in Accounting Policy

In November 2009, the IASB introduced IFRS 9, Financial Instruments (“IFRS 9”), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement model for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Classification depends on the Company’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial instruments. Adoption of IFRS 9 is required for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company has elected to early adopt IFRS 9 and the related consequential amendments effective April 1, 2012, which was the date of initial application (“DOIA”). The Company retrospectively applied IFRS 9 to comparative periods’ financial statements.

The adoption of this new standard has had an impact on the classification of the Company’s financial instruments compared to the old standard under IAS 39. There were no quantitative changes as a result of adopting IFRS 9.

Upon the initial adoption of IFRS 9, the following changes in classification of the Company’s financial instruments were applied:

Financial Assets:	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Accounts receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Short term investments	Available-for-sale	Amortized cost
Other investments - common shares	Available-for-sale	FVTOCI
Other investments - warrants	FVTPL	FVTPL

Financial Liabilities:	IAS 39	IFRS 9
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Dividends payable	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

(w) Accounting standards issued but not yet effective

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is still in the process of assessing the impact of the application of IFRS 10 and IFRS 12 on the consolidated financial statements.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is still in the process of assessing the impact of the application of IFRS 11 and IAS 28 on the consolidated financial statements.

3.	ACQUISITIONS

(a) 77.5% Equity Interest in Songxian Gold Mining Co., Ltd.

On December 2, 2011, the Company, through its 77.5% owned subsidiary Henan Found, acquired a 100% equity interest in Songxian Gold Mining Co., Ltd. (“SX Gold”), a government controlled company, and the XHP silver-gold-lead-zinc mine which includes a 14 square-kilometer mining permit and a 500 tonne-per-day flotation/CIL mill (collectively called as “XHP Project”) located in the Songxian County, Henan Province, China. The Company is in the process of transferring the mining permit’s title.

The total purchase consideration was $22,873 (RMB ¥145.5 million), which was composed of a cash consideration of $12,942 (RMB ¥82.3 million) and liabilities assumed of $9,931 (RMB ¥63.2 million). Acquisition related costs were negligible and were expensed in the period.

SX Gold also owns a 51% interest in Rongtai Mining Co., Ltd. (“Rongtai”), an exploration company in Henan Province, China. Rongtai’s net assets of $1,538 (RMB ¥9.8 million) was acquired through the transaction. As of March 31, 2012, Rongtai is in the process of acquiring two exploration permits, with a total contract amount of $1,570 (RMB ¥9.9 million), of which $983 (RMB ¥6.2 million) was paid and recorded as long-term prepaid. Non-controlling interest of $753 (RMB ¥4.8 million) was measured at its proportionate share of the fair value of net identifiable assets acquired.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The transaction was a business combination and has been accounted for using the acquisition method. The final allocation of the purchase price to SX Gold’s identifiable assets acquired and liabilities assumed, based on estimated fair values at the acquisition date is presented as follows:

SX Gold
Cash consideration	$12,942
Liabilities assumed	9,931
Total consideration	$22,873

Net working capital (Cash: $554)	$3,639
Long-term prepaids	$973
Plant and equipment	7,184
Mineral rights and properties	11,830
Non-controlling interest	(753)
Assets acquired and liabilities assumed	$22,873

The impact to net income of the Company for the year ended March 31, 2012, had the acquisition occurred on April 1, 2011, was immaterial since SX Gold was held for sale during that period and was inactive.

(b) 69.75% Equity Interest in Zhongxing Mining Co., Ltd. and Chuanxin Mining Co., Ltd.

On August 31, 2011, the Company, through its 77.5% owned subsidiary Henan Found, acquired a 90% equity interest in Zhongxing Mining Co., Ltd. (“Zhongxing”) and Chuanxin Mining Co., Ltd. (“Chuanxin”), two private mining companies in Songxian County, Henan Province, China. Zhongxing’s primary asset is the XBG Silver-Gold-Lead-Zinc mine. Chuanxin’s primary asset is a 350 tonne-per-day floatation mill and an associated tailing management facility.

The transaction was a business combination and has been accounted for using the acquisition method. The allocation was finalized in March 2012 to include liabilities assumed in total consideration and to determine the fair value of the identifiable assets acquired and liabilities assumed. The final allocation of the purchase price to Zhongxing and Chuanxin’s identifiable assets acquired and liabilities assumed, based on estimated fair values at the time of acquisition is presented as follows:

Zhongxing/Chuanxin
Cash consideration	$4,703
Liabilities assumed	7,322
Total consideration	$12,025

Net working capital (Cash: $20)	$30
Plant and equipment	4,332
Mineral rights and properties	11,249
Deferred income tax liabilities	(2,250)
Non-controlling interest	(1,336)
Assets acquired and liabilities assumed	$12,025

The Company measured the non-controlling interest at its proportionate share of the fair value of net identifiable assets acquired. Acquisition related costs were negligible and were expensed in the period.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The impact to net income of the Company for the year ended March 31, 2012, had the acquisition occurred on April 1, 2011, was immaterial since Zhongxing and Chuanxin were held for sale during that period and were inactive.

4.	SHORT-TERM INVESTMENTS

As at March 31, 2013, short-term investments consist of the following:

	Carrying value	Interest rates	Maturity
Bankers acceptance	$13,303	4.17% - 5.24%	April 10 - September 15, 2013
Term deposits	19,400	2.10% - 3.30%	May 31 - August 31, 2013
Bonds	11,302	1.05% - 4.00%	May 31 - August 31, 2014
Short-Term ETF	1,618
	$45,623

As at March 31, 2012, short-term investments consist of the following:

	Carrying value	Interest rates	Maturity
Bankers acceptance	$9,460	4.17% - 5.24%	April 10 - September 15, 2012
Term deposits	35,091	2.10% - 3.30%	May 31 - August 31, 2012
	$44,551

5.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	March 31, 2013	March 31, 2012
Trade receivables	$115	$9,873
Other receivables	1,327	3,031
	$1,442	$12,904

6.	INVENTORIES

Inventories consist of the following:

	March 31, 2013	March 31, 2012
Direct smelting ore and stockpile ore	$1,563	$2,743
Concentrate inventory	1,853	1,233
Total stockpile and concentrate	3,416	3,976
Material and supplies	4,106	3,030
	$7,522	$7,006

The amount of inventories recognized as expense during the years ended March 31, 2013 and 2012 was equivalent to the cost of sales.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

For year ended March 31, 2013, stockpile and concentrate inventory in the amount of $348 (for the year ended March 31, 2012, $nil) were written down to its net realizable value.

7.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at March 31, 2013, the Company owned 10,806,300 common shares (March 31, 2012 - 9,956,300) of NUX, representing an ownership interest of 16.1% (March 31, 2012 – 14.8%).

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2011	9,402,100	$15,822	$19,640
Acquisition from market	554,200	662
Share of loss		(182)
Foreign exchange impact		(430)
Balance, March 31, 2012	9,956,300	$15,872	$9,367
Acquisition from market	850,000	595
Share of loss		(197)
Impairment		(9,640)
Foreign exchange impact		(107)
Balance, March 31, 2013	10,806,300	$6,523	$6,703

For the year ended March 31, 2013, impairment loss of $9,640 (for the year ended March 31, 2012, $nil) was recognized due to a prolonged decline in NUX’s quoted market price.

8.	OTHER INVESTMENTS

		March 31, 2013	March 31, 2012
Equity investments designated as FVTOCI
Publicly-traded companies	(a)	$5,236	$11,890
Yongning Smelting Co. Ltd.	(b)	9,653	9,525
Jinduicheng Xise (Canada) Co. Ltd.	(c)	-	22,050
Warrants	(a)	627	2,292
		$15,516	$45,757

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants. Common shares are designated as FVTOCI and are measured at fair value on initial recognition and subsequent measurement. As of March 31, 2013, none of the shares held by the Company represented more than 10% of the respective outstanding shares of investees.

Warrants, by their nature, meet the definition of derivatives and are classified as FVTPL. The fair value of the warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. For the year ended March 31, 2013, fair value changes in the amount of $1,651 are recorded in loss on investments (for the year ended March 31, 2012 – loss of $567).

Common shares:

		Accumulated mark-to-
		market gain (loss) included
	Fair value	in OCI
March 31, 2012	$11,890	$4,151
March 31, 2013	$5,236	$(2,403)

Warrants:

		Accumulated mark-to-market gain
	Fair value	(loss) included in net income
March 31, 2012	$2,292	$716
March 31 2013	$627	$(935)

(b)	Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. As at March 31, 2013, the Company’s total investment in Yongning Smelting is $9,653 (RMB 60 million) (March 31, 2012 - $9,525, RMB 60 million), representing 15% (March 31, 2012 - 15%) of Yongning Smelting’s equity interest. The Company assessed the fair value using a market based approach which included comparable companies and determined that the carrying value was an appropriate approximation of the fair value at March 31, 2013 and 2012. The investment in Yongning is for long-term investment purposes and consists of common shares of Yongning.

(c)	Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a private mining company based in Canada. The Company invested in Jinduicheng through a private placement. As at March 31, 2013, the Company’s total investment in Jinduicheng represents 6% (March 31, 2012 - 6%) of Jinduicheng’s total equity interest. The fair value of the investment as at March 31, 2013 was determined to be $nil (CAD$nil) (March 31, 2012 - $22,050, CAD$22 million), using a market based approach taking into consideration of Jinduicheng’s mineral reserve and resource data and its financial position as at March 31, 2013. For the year ended March 31, 2013, fair value change in the amount of $22,001 (for the year ended March 31, 2012 - $nil) was recognized in other comprehensive

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

loss. The investment in Jinduicheng is for long-term investment purposes and consists of common shares of Jinduicheng.

9.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicle	in progress	Total
Balance as at April 1, 2011	$25,943	$1,982	$10,384	$3,592	$2,210	$44,111
Additions upon acquisition of ZX/CX	3,286	14	1,002	30	-	4,332
Additions upon acquisition of SX Gold	4,483	67	2,393	162	79	7,184
Additions	6,297	1,018	4,231	2,019	10,325	23,890
Disposals	(29)	(55)	(386)	(387)	-	(857)
Reclassification of asset groups	6,123	-	60	-	(6,183)	-
Impact of foreign currency translation	1,147	25	483	154	149	1,958
Balance as at March 31, 2012	$47,250	$3,051	$18,167	$5,570	$6,580	$80,618
Additions	7,193	1,619	2,862	887	28,110	40,671
Disposals	(53)	(108)	(96)	(440)	-	(697)
Reclassification of asset groups	956	700	(1,177)	758	(1,237)	-
Impact of foreign currency translation	660	27	257	84	393	1,421
Ending balance as at March 31, 2013	$56,006	$5,289	$20,013	$6,859	$33,846	$122,013

Accumulated depreciation and amortization
Balance as at April 1, 2011	(2,730)	(918)	(2,651)	(1,296)	-	(7,595)
Disposals	4	32	141	298	-	475
Depreciation and amortization	(1,534)	(459)	(1,562)	(858)	-	(4,413)
Impact of foreign currency translation	(110)	(10)	(121)	(56)	-	(297)
Balance as at March 31, 2012	$(4,370)	$(1,355)	$(4,193)	$(1,912)	$-	$(11,830)
Disposals	10	74	25	359	-	468
Depreciation and amortization	(2,685)	(667)	(2,526)	(1,065)	-	(6,943)
Reclassification of asset groups	2	(253)	314	(63)	-	-
Impact of foreign currency translation	(76)	(5)	(78)	(32)	-	(191)
Ending balance as at March 31, 2013	$(7,119)	$(2,206)	$(6,458)	$(2,713)	$-	$(18,496)

Carrying amounts
Balance as at March 31, 2012	$42,880	$1,696	$13,974	$3,658	$6,580	$68,788
Balance as at March 31, 2013	$48,887	$3,083	$13,555	$4,146	$33,846	$103,517

During the year ended March 31, 2013, certain plant and equipment were disposed for proceeds of $80 (for the year ended March 31, 2012 - $113) and loss of $149 (for the year ended March 31, 2012 – loss of $268).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

Cost	Ying	TLP	HPG	LM	BYP	GC	XBG	XHP	RZY	Silvertip	Total
Balance as at April 1, 2011	$48,579	$9,022	$3,950	$5,164	$49,751	$67,524	$-	$-	$-	$23,145	$207,135
Capitalized expenditures	15,472	4,661	2,560	5,971	3,974	5,883	800	1,333	-	5,209	45,863
Acquisition of ZX/CX	-	-	-	-	-	-	11,249	-	-	-	11,249
Acquisition of SX Gold	-	-	-	-	-	-	-	11,830	-	-	11,830
Mining exploration tax credit	-	-	-	-	-	-	-	-	-	(553)	(553)
Environmental rehabiliation	(152)	(60)	(49)	(51)	46	863	133	266	-	-	996
Foreign currecy translation impact	2,120	420	192	290	2,087	2,710	152	135	-	(664)	7,442
Balance as at March 31, 2012	$66,019	$14,043	$6,653	$11,374	$55,858	$76,980	$12,334	$13,564	$-	$27,137	$283,962
Capitalized expenditures	17,316	4,607	3,017	8,372	5,715	15,763	979	6,094	1,382	2,021	65,266
Mining exploration tax credit	-	-	-	-	-	-	-	-	-	(25)	(25)
Environmental rehabiliation	17	886	-	-	496	21	-	-	-	-	1,420
Disposition of mineral property	-	-	-	-	-	-	-	-	(1,167)	-	(1,167)
Foreign currecy translation impact	1,074	242	124	248	820	1,195	178	251	14	(469)	3,677
Ending balance as at March 31, 2013	$84,426	$19,778	$9,794	$19,994	$62,889	$93,959	$13,491	$19,909	$229	$28,664	$353,133

Accumulated depletion
Balance as at April 1, 2011	$(12,058)	$(669)	$(1,064)	$(1,545)	$-	$-	$-	$-	$-	$-	$(15,336)
Depletion	(5,916)	(440)	(424)	(490)	(2,033)	-	-	(65)	-	-	(9,368)
Foreign currecy translation impact	(557)	(33)	(48)	(67)	(31)	-	-	(1)	-	-	(737)
Balance as at March 31, 2012	$(18,531)	$(1,142)	$(1,536)	$(2,102)	$(2,064)	$-	$-	$(66)	$-	$-	$(25,441)
Depletion	(4,464)	(760)	(693)	(632)	(3,860)	-	-	(141)	-	-	(10,550)
Foreign currecy translation impact	(301)	(24)	(29)	(36)	(72)	-	-	(2)	-	-	(464)
Ending balance as at March 31, 2013	$(23,296)	$(1,926)	$(2,258)	$(2,770)	$(5,996)	$-	$-	$(209)	$-	$-	$(36,455)

Carrying amounts
Balance as at March 31, 2012	$47,488	$12,901	$5,117	$9,272	$53,794	$76,980	$12,334	$13,498	$-	$27,137	$258,521
Balance as at March 31, 2013	$61,130	$17,852	$7,536	$17,224	$56,893	$93,959	$13,491	$19,700	$229	$28,664	$316,678

Although the Company has taken steps to verify title to the mineral rights and properties in which it, through its subsidiaries, has an interest, in accordance with industry standards, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

On March 28, 2013, as part of a project agreement completed with NUX (see note 27), the Company sold 80% of its 67% ownership interest in the RZY property to NUX. A gain of $644 was recorded as a result of the disposition. As at March 31, 2013, the Company’s interest in RZY was $229 (March 31, 2012 - $nil), representing for an ownership interest of 13.4% (March 31, 2012 – 67%).

11.	ENVIRONMENTAL REHABILITATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2011	3,232
Additions to provision	1,261
Unwinding of discount of environmental rehabilitation	94
Revision of provision	(265)
Reclamation expenditures	(47)
Foreign exchange impact	125
Balance, March 31, 2012	4,400
Unwinding of discount of environmental rehabilitation	92
Revision of provision	1,420
Foreign exchange impact	62
Balance, March 31, 2013	$5,974

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at March 31, 2013, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision is $7,286 (March 31, 2012 - $5,340) over the next twenty years, which has been discounted using a discount rate of 2.57% (March 31, 2012 - 2.57%).

12.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at March 31, 2013 were fully paid.

(b)	Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, April 1, 2011	2,888,950	$6.48
Options granted	1,380,500	8.81
Options exercised	(224,277)	5.69
Options forfeited	(206,420)	9.06
Options expired	(4,500)	4.32
Balance, March 31, 2012	3,834,253	$7.23
Options granted	1,520,000	5.21
Options exercised	(99,084)	2.81
Options forfeited	(349,000)	8.50
Options expired	(402,200)	6.82
Balance, March 31, 2013	4,503,969	$6.58

During the year ended March 31, 2013, a total of 1,520,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$3.91 - CAD$6.53 per share subject to a vesting schedule over a four-year term with 6.25% options vesting every three months from the date of grant.

During the year ended March 31, 2013, a total of 99,084 options were exercised at an weighted average share price of $5.75 per share (year ended March 31, 2012 - 224,277 options exercised at an weighted average share price of $11.20 per share).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The fair value of stock options granted during the years ended March 31, 2013 and 2012 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

		Years ended March 31,
	2013	2012
Risk free interest rate	1.15%	1.51%
Expected life of option in years	3.12 years	3.12 years
Expected volatility	61%	67%
Expected dividend yield	2.0%	1%
Estimated forfeiture rate	10%	10%
Weighted average share price at date of grant	$5.21	$8.81

The weighted average grant date fair value of options granted during the year ended March 31, 2013 was CAD$1.95 (year ended March 31, 2012 - CAD$3.80). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the year ended March 31, 2013, a total of $2,893 (year ended March 31, 2012 - $3,094) in share-based compensation expense was recognized and included in the general and administrative expenses on the consolidated statements of income.

The following table summarizes information about stock options outstanding at March 31, 2013:

				Number of
	Number of options	Weighted average	Weighted average	options	Weighted average
Exercise price	outstanding at	remaining contractual	exercise price in	exercisable at	exercise price in
in CAD$	March 31, 2013	life (Years)	CAD$	March 31, 2013	CAD$
$7.54	25,000	0.12	$7.54	25,000	$7.54
5.99	197,500	0.25	5.99	197,500	5.99
3.05	60,000	0.50	3.05	60,000	3.05
2.65	522,001	1.05	2.65	522,001	2.65
7.00	305,500	1.77	7.00	305,500	7.00
7.40	178,250	2.05	7.40	162,669	7.40
8.23	335,437	2.51	8.23	185,816	8.23
12.16	208,781	2.76	12.16	104,281	12.16
14.96	181,500	3.02	14.96	79,413	14.96
9.20	255,000	3.18	9.20	95,628	9.20
7.27	296,000	3.65	7.27	92,507	7.27
6.69	446,000	3.93	6.69	111,500	6.69
6.53	299,000	4.21	6.53	56,069	6.53
5.35	397,000	4.36	5.35	49,629	5.35
5.40	381,000	4.68	5.40	23,819	5.40
3.91	416,000	4.93	3.91	-	-
$2.65-14.96	4,503,969	3.10	$6.58	2,071,332	$6.43

(c)	Cash dividends declared and distributed

During the year ended March 31, 2013, dividends of $16,974 (year ended March 31, 2012 - $15,584) were declared.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)	Normal course issuer bid

On January 29, 2013, the Company announced a normal course issuer bid (“NCIB”) which allows it to acquire up to 8.5 million of its own common shares. As at March 31, 2013, the Company has not acquired any of its common shares due to a black-out period restriction.

On June 24, 2011, the Company announced a NCIB which allows it to acquire up to 10 million of its own common shares. From June 29, 2011 to September 19, 2011, the Company acquired 4,468,012 of its common shares at a cost of $35,275. Transaction costs related to the common share acquisitions were $105. All common shares purchased under the NCIB were cancelled. As at March 31, 2013, this NCIB was completed.

(e)	Earnings per share (basic and diluted)

		For the years ended March 31,
		2013			2012
	Income	Shares	Per-Share	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Net income attributable to equity holders of the Company	$27,211			$73,838
Basic EPS	27,211	170,733,504	$0.16	$73,838	172,487,486	$0.43
Effect of dilutive securities:
Stock options	-	325,978		-	727,225
Diluted EPS	$27,211	171,059,482	$0.16	$73,838	173,214,711	$0.43

Anti-dilutive options that are not included in the diluted EPS calculation were 3,505,968 for the year ended March 31, 2013 (for the year ended March 31, 2012 – 1,668,390).

(f)	Warrants

As at March 31, 2013, the Company has 50,000 outstanding warrants at an exercise price of CAD$6.76 per share (March 31, 2012 – 50,000 outstanding warrants at an exercise price of CAD$6.76 per share).

13.	RESERVES

Pursuant to Chinese company law applicable to foreign investment enterprises, the Company’s Chinese subsidiaries are required to maintain dedicated reserves. The amounts are appropriated at a percentage, at the discretion of the Board of Directors of each Chinese subsidiary, of their respective after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises each year.

Dedicated reserves include an Enterprise Reserve Fund and an Enterprise Expansion Fund, which are recorded as a component of equity, and are not available for distribution to shareholders other than upon liquidation.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Up to March 31, 2013, only Henan Found has appropriated the dedicated reserves. The dedicated reserves appropriated by Henan Found for the years ended March 31, 2013 and 2012 are summarized in the table below. No dedicated reserves were appropriated for the years ended March 31, 2013 and 2012 since the balance has reached the maximum required amount.

		Enterprise	Total Dedicated
	Enterprise Reserve	Expansion	Reserves
March 31, 2012 and 2013	$2,211	$22,506	$24,717

14.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	March 31, 2013	March 31, 2012
Unrealized (loss) gain on equity investments designated as FVTOCI	$(24,404)	$4,151
Currency translation adjustment	22,909	21,134
Balance, end of the year	$(1,495)	$25,285

The unrealized (loss) gain on equity investments designated as FVTOCI and on currency translation adjustment are net of tax of nil for all periods presented.

15.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

			Henan		Guangdong		Qinghai
	Henan Found	ZX/CX	Huawei	Yunxiang	Found	SX Gold	Found	Total
Balance, April 1, 2011	$39,430	$-	$1,364	$11,174	$1,103	$-	$(11)	$53,060
Share of net income (loss)	25,247	66	2,321	137	(19)	(278)	(84)	27,390
Share of other comprehensive income	1,821	62	97	559	189	26	12	2,766
Acquisition of Zhongxing/Chuanxin	(2,706)	4,042	-	-	-	-	-	1,336
Acquisition of SX Gold	(5,150)	-	-	-	-	5,903	-	753
Contribution	-	940	-	3,655	924	-	-	5,519
Distribution	(13,804)	-	-	-	-	-	-	(13,804)
Balance, March 31, 2012	$44,838	$5,110	$3,782	$15,525	$2,197	$5,651	$(83)	$77,020
Share of net income (loss)	12,669	(128)	2,572	348	(4)	(535)	(90)	14,832
Share of other comprehensive income (loss)	537	63	74	201	37	(21)	-	891
Distribution	(14,297)	-	(951)	-	-	-	-	(15,248)
Disposition upon sale of a subsidiary	-	-	-	-	-	-	173	173
Balance,March 31, 2013	$43,747	$5,045	$5,477	$16,074	$2,230	$5,095	$-	$77,668

As at March 31, 2013, non-controlling interests in Henan Found, ZX/CX, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 30.25%, 20%, 30%, 5% and 22.5%, respectively.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	March 31, 2013	March 31, 2012
NUX (a)	$41	$95
Henan Non-ferrous Geology Bureau (b)	50	17
Z.X. Zhu (e)	-	567
Henan Xinhui Mining Co., Ltd. (g)	32	-
	$123	$679

Due to a related party	March 31, 2013	March 31, 2012
GRT (i)	$1,207	$-

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2013, the Company recovered $528 (for the year ended March 31, 2012 - $598) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2013, Henan Found paid dividends of $14,297 (for the year ended March 31, 2012 - $13,804) to Henan Geology Bureau.

(c)

For the year ended March 31, 2013, the Company paid $389 (for the year ended March 31, 2012 - $364) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)

For the year ended March 31, 2013, the Company paid $552 (for the year ended March 31, 2012 - $467) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)

For the year ended March 31, 2013, the Company paid $78 (for the year ended March 31, 2012 - $nil) to Parkside Management Limited, a private company controlled by a director of the Company for consulting services.

(f)	Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. During the year ended March 31, 2013, Z.X. Zhu repaid advance of $567 (for the year ended March 31, 2012 - $nil) to the Company.

(g)

The Company rents an office space (6,700 square feet) in Beijing from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. For the year ended March 31, 2013, total rents were $144 (for the year ended March 31, 2012 - $140).

(h)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. For the year ended March 31, 2013, Henan Huawei paid dividends of $951 (for the year ended March 31, 2012 - $nil) to Henan Xinhui.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i)

GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), a private company controlled by a relative of a director and officer, is a 5% equity interest holder of Guangdong Found. As at March 31, 2013, the Company has a payable balance of $1,207 (as at March 31, 2012 - $nil) to GRT.

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

(j)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2013 and 2012 were as follows:

	Years Ended March 31,
	2013	2012
Directors' fees	$241	$464
Salaries for key management personnel	2,800	2,660
Share-based compensation	2,176	3,692
	$5,217	$6,816

Salaries of key management personnel include consulting and management fees disclosed in note 16 (c) -(e). Share-based compensation expenses were measured at grant date fair value.

17.	COST OF SALES

Cost of sales consists of:

	Years ended March 31,
	2013	2012
Direct mining and milling cost	$59,586	$48,698
Depreciation, amortization and depletion	13,155	12,451
Inventory Impairment	348	-
Cost of sales	$73,089	$61,149

Salaries and benefits included in direct mining and milling cost were $12,361 for the year ended March 31, 2013 (for the year ended March 31, 2012 - $10,466).

18.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Years ended March 31,
General and administrative	2013	2012
Office and administrative expenses	$10,841	$10,607
Amortization and depreciation	1,433	1,253
Salaries and benefits	8,463	8,260
Share-based compensation	2,893	3,094
Professional fees	2,104	3,910
	$25,734	$27,124

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	OTHER TAXES

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

20.	FINANCE ITEMS

Finance items consist of:

	Years ended March 31,
Finance income	2013	2012
Interest income	$4,507	$3,528

	Years ended March 31,
Finance costs	2013	2012
Unwinding of discount of environmental rehabilitation provision	$92	$94

21.	INCOME TAX

(a) Income tax expense

The Company’s Chinese subsidiaries are subject to income taxes on their taxable income as reported in their statutory accounts at a tax rate in accordance with the relevant tax laws applicable to Foreign Investment Enterprises (“FIEs”). On January 1, 2008, “The Law of the People’s Republic of China on Enterprise Income Tax” (the “Law”) became effective. Under the Law, both domestic companies and FIEs are subject to a unified tax rate of 25%. The Law eliminated the previous preferential tax treatment that is available to FIEs, but provided grandfathering of preferential tax treatments already in place as at January 1, 2008.

A summary of tax rate applicable to the Company’s Chinese subsidiaries’ calendar years are as follows:

	Exempted from income tax	Tax rate: 12.5%	Tax rate: 25%
Henan Found	2006 – 2007	2008 – 2010	After 2010
Henan Huawei	2007 – 2008	2009 – 2011	After 2011
Yunxiang	N/A	N/A	Since acquisition
Guangdong Found	N/A	N/A	Since acquisition
Zhongxing/Chuanxin	N/A	N/A	Since acquisition
SX Gold	N/A	N/A	Since acquisition
Qinghai Found	N/A	N/A	Since acquisition

The significant components of income tax expense recognized in the statements of income are as follows:

	Years ended March 31,
Income tax expense	2013	2012
Current	$24,235	$41,002
Deferred	4,966	4,646
	$29,201	$45,648

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The reconciliation of the Canadian statutory income tax rates to the effective tax rate are as follows:

	Years ended March, 31
	2013	2012
Canadian statutory tax rate	25.00%	26.13%

Income before income taxes	$71,244	$146,876

Income tax expense computed at Canadian statutory rates	17,811	38,379
Foreign tax rates different from statutory rate	(761)	(2,956)
Rate differences related to origination and reversal of temporary differences	-	133
Permanent items and other	2,668	1,635
Withholding taxes	4,409	5,627
Temporary income tax differences not recognized	3,549	3,133
Adjustments in respect of prior years	95	60
Other	1,430	(363)
	$29,201	$45,648

The Canadian Federal corporate tax rate decreased from 16.5% to 15% in 2012. The reduction in tax rates resulted in an overall decrease in the Company’s statutory tax rate from 26.13% to 25%.

(b) Deferred income tax

The continuity of deferred income tax assets (liabilities) is summarized as follows:

	Years ended March, 31
	2013	2012
Net deferred income tax liabilities, beginning of the year	$(19,820)	$(12,418)
Deferred income tax liabilities arising from acquisitions	-	(2,250)
Deferred income tax expense recognized in net income for the year	(4,966)	(4,646)
Deferred income tax recovery (expense) recognized in other comprehensive income for the year	183	(506)
Net deferred income tax liabilities, end of the year	$(24,603)	$(19,820)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The significant components of the Company’s deferred income tax are as follows:

	March 31, 2013	March 31, 2012

Deferred income tax assets
Plant and equipment	$506	$213
Capital loss carry forward	-	239
Environmental rehabilitation	1,076	792
Other deductible temporary difference	353	258
Total deferred income tax assets	1,935	1,502

Deferred income tax liabilities
Plant and equipment	(170)	(177)
Mineral rights and properties	(26,265)	(20,463)
Withholding tax on undistributed earnings	-	(500)
Other deductible temporary difference	(103)	(182)
Total deferred income tax liabilities	(26,538)	(21,322)

Net deferred income tax liabilities	$(24,603)	$(19,820)

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	March 31, 2013	March 31, 2012

Non-capital loss carry forward	$61,254	$47,715
Deductible temporary difference	21,324	3,565
	$82,578	$51,280

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at March 31, 2013, the Company has the following net operating losses, expiring in various years to 2033 and available to offset future taxable income in Canada and China, respectively.

	Canada	China	Total

2014	$1,601	$83	$1,684
2015	875	268	1,143
2016	-	638	638
2017	-	1,389	1,389
2026	1,943	8,213	10,156
2029	4,898	-	4,898
2030	8,088	-	8,088
2031	12,144	-	12,144
2032	12,742	-	12,742
2033	8,372	-	8,372
	$50,663	$10,591	$61,254

As at March 31, 2013, temporary differences of $122,674 (March 31, 2012 - $118,832) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

22.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

23.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at March 31, 2013. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of March 31, 2013 and March 31, 2012, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$72,283	$-	$-	$72,283
Common shares of publicly traded companies	5,236	-	-	5,236
Yongning Smelting Co. Ltd.	-	-	9,653	9,653
Jinduicheng Xise (Canada) Co. Ltd.	-	-	-	-
Warrants	-	627	-	627

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of March 31, 2013 and March 31, 2012, respectively.

Reconciliation of level 3 fair value measurement of financial assets is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2011	$9,169	$22,669	$31,838
Foreign exchange impact	356	(619)	(263)
Balance at March 31, 2012	$9,525	$22,050	$31,575
Other comprehensive loss arising on revaluation	-	(22,001)	(22,001)
Foreign exchange impact	128	(49)	79
Balance at March 31, 2013	$9,653	$-	$9,653

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2013	March 31, 2012
	Within a year
Accounts payable and accrued liabilities	$29,285	$23,590
Dividends payable	4,204	4,271
	$33,489	$27,861

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	March 31, 2013	March 31, 2012
Financial assets denominated in U.S. Dollars	$14,432	$18,510
Financial assets denominated in Chinese RMB	$102,294	$33,542

As at March 31, 2013, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.9 million.

As at March 31, 2013, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.1 million.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2013.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2013 is considered to be immaterial. There were no amounts in receivable which were past due at March 31, 2013 (at March 31, 2012 - $nil).

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2013, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.6 million.

24.	SEGMENTED INFORMATION

Operating segments are components of the Company whose separate financial information is available and that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker. The format for segment reporting is based on major project segments segregated by significant geographic locations. The project segments are determined based on the Company’s management and internal reporting structure as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
China
Henan Luoning	Henan Found and Henan Huawei	Ying, TLP, HPG and LM
Henan Songxian	SX Gold and Zhongxing	XHP and XBG
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Silvercorp Metals (China) Inc.	N/A
Canada
Silvertip	0875786 B.C. Ltd.	Silvertip
Head Office	Silvercorp Metals Inc.	N/A
Other Regions	BVI and Barbados' holding companies	RZY

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Geographic information for certain long-term assets are as follows:

March 31, 2013
	China					Canada
	Henan	Henan						Other	Total
Balance sheet items:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office	Regions

Plant and equipment	$40,597	$13,914	$4,823	$39,884	$1,641	$1,560	$1,098	$-	$103,517
Mineral rights and properties	103,742	33,191	56,893	93,959	-	28,664	-	229	316,678
Investment in an associate	-	-	-	-	-	-	5,281	1,242	6,523
Other investments	9,653	-	-	-	-	-	5,030	833	15,516

March 31, 2012
	China					Canada
	Henan	Henan						Other	Total
Balance sheet items:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office	Regions

Plant and equipment	$37,631	$12,249	$3,488	$11,223	$1,746	$1,779	$662	$-	$68,778
Mineral rights and properties	74,778	25,832	53,794	76,980	-	27,137	-	-	258,521
Investment in an associate	-	-	-	-	-	-	15,206	666	15,872
Other investments	9,525	-	-	-	-	-	34,346	1,886	45,757

(b) Geographic information for operating results are as follows:

Year ended March 31, 2013
	China					Canada
	Henan	Henan						Other	Total
Statement of operations:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$170,859	$-	$10,763	$-	$-	$-	$-	$-	$181,622
Cost of sales	(65,817)	-	(7,272)	-	-	-	-	-	(73,089)
Gross profit	105,042	-	3,491	-	-	-	-	-	108,533

Operating (expenses) income	(14,143)	(1,990)	(2,232)	(50)	(2,040)	(65)	(22,977)	1,793	(41,704)
Finance items	2,904	49	3	25	936	3	85	410	4,415
Income tax expenses	(24,619)	(3)	(156)	-	(14)	-	-	(4,409)	(29,201)
Net income (loss)	$69,184	$(1,944)	$1,106	$(25)	$(1,118)	$(62)	$(22,892)	$(2,206)	$42,043

Attributable to:
Equity holders of the Company	53,943	(1,281)	758	(21)	(1,028)	(62)	(22,892)	(2,206)	27,211
Non-controlling interests	15,241	(663)	348	(4)	(90)	-	-	-	14,832
Net income (loss)	$69,184	$(1,944)	$1,106	$(25)	$(1,118)	$(62)	$(22,892)	$(2,206)	$42,043

Year ended March 31, 2012
	China					Canada
	Henan	Henan						Other	Total
Statement of operations:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$230,421	$640	$6,901	$-	$-	$-	$-	$-	$237,962
Cost of sales	(56,550)	(176)	(4,423)	-	-	-	-	-	(61,149)
Gross profit	173,871	464	2,478	-	-	-	-	-	176,813

Operating (expenses) income	(12,892)	(1,250)	(2,175)	(463)	(781)	(118)	(16,006)	314	(33,371)
Finance items	3,134	(234)	(17)	91	73	-	346	41	3,434
Income tax (expenses) recovery	(40,192)	-	171	-	-	-	-	(5,627)	(45,648)
Net income (loss)	$123,921	$(1,020)	$457	$(372)	$(708)	$(118)	$(15,660)	$(5,272)	$101,228

Attributable to:
Equity holders of the Company	96,353	(808)	320	(353)	(624)	(118)	(15,660)	(5,272)	73,838
Non-controlling interests	27,568	(212)	137	(19)	(84)	-	-	-	27,390
Net income (loss)	$123,921	$(1,020)	$457	$(372)	$(708)	$(118)	$(15,660)	$(5,272)	$101,228

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the years ended March 31, 2013 and 2012 comprise:

Year Ended March 31, 2013
	Henan Luoning	Henan Songxian	Hunan	Total
Silver (Ag)	$117,124	$-	$-	$117,124
Gold (Au)	4,815	-	10,605	15,420
Lead (Pb)	41,689	-	-	41,689
Zinc (Zn)	7,231	-	158	7,389
	$170,859	$-	$10,763	$181,622

Year Ended March 31, 2012
	Henan Luoning	Henan Songxian	Hunan	Total
Silver (Ag)	$155,961	$124	$-	$156,085
Gold (Au)	4,123	155	6,749	11,027
Lead (Pb)	61,164	362	-	61,526
Zinc (Zn)	9,172	-	152	9,324
	$230,420	$641	$6,901	$237,962

(d) Major customers

For the year ended March 31, 2013, two major customers (year ended March 31, 2012 - four) accounted for 21% and 52%, respectively (year ended March 31, 2012 - 14% to 36%) and collectively 73% (year ended March 31, 2012 - 81%) of the total sales of the Company.

25.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$7,952	$835	$4,011	$3,106
Commitments	$8,099	$1,681	$-	$6,418

As of March 31, 2013, the Company has two office rental agreements totaling $7,952 for the next eleven years and commitments of $8,099 related to the GC property.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at March 31, 2013 and 2012, no contingent liabilities were accrued.

26.	SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2013	March 31, 2012
Cash on hand and at bank	$40,511	$79,062
Bank term deposits and GICs	31,772	30,898
Total cash and cash equivalents	$72,283	$109,960

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Years Ended March 31,
Net change in non-cash working capital	2013	2012
Accounts receivable	$11,173	$(8,213)
Inventories	(69)	(1,981)
Prepaids and deposits	1,245	(2,757)
Accounts payable and accrued liabilities	(2,716)	6,635
Income tax payable	226	(1,112)
Deposits received	4,018	(6,435)
	$13,877	$(13,863)

Non-cash transactions:
Additions of plant and equipment included in accounts payable and accrued liabilities	$6,061	$499
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$2,198	$1,665

27.	DISPOSITION OF SUBSIDIARIES

On March 28, 2013, the Company received cash consideration of $3,490 from NUX in accordance with the terms of a project agreement dated December 14, 2012. As part of the project agreement, NUX has acquired the Company’s 100% owned subsidiary, Fortress Mining Inc. (“Fortress”) and 82% owned subsidiary Qinghai Found Mining Co., Ltd. (“Qinghai Found”) for a cash consideration of $3,490.

The main asset of Fortress and Qinghai Found is the RZY property located in Qinghai Province, China. The Company owns 67% of the RZY property through Qinghai Found (“RZY Interest”). According to the project agreement, the Company retained 20% of the RZY Interest upon the completion of the transaction. The total net assets disposed of are as follows:

Fortress and Qinghai Found
Cash consideration received	$3,490
Cash	$1,502
Accounts receivable	227
Plant and equipment	69
Mineral rights and properties	1,167
Accounts payable and accrued liabilities	(72)
Accumulated other comprehensive income	(220)
Non-controlling interests	173
Net assets disposed of	$2,846
Gain on disposal of mineral rights and properies	$644

A gain of $644 was recognized by the Company as gain on disposal of mineral rights and properties since it represents the premium NUX paid to acquire the RZY property.